EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

FSD Pharma Inc. (“FSD”)

199 Bay St., Suite 4000

Toronto, ON

M5L 1A9

Item 2: Date of Material Change

November 29, 2023.

Item 3: News Release

A news release disclosing the information contained in this material change report was issued by FSD on November 30, 2023, via Accesswire and subsequently filed on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On November 29, 2023 (the “Effective Date”), FSD and Celly Nutrition Corp. (“Celly Nu”) completed the previously announced plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), whereby FSD distributed 45,712,529 common shares in the capital of Celly Nu (“Celly Nu Shares”) from its holdings to holders of class A multiple voting shares (“Class A Shares”), class B subordinate voting shares (“Class B Shares”) and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitled the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares (“FSD Pharma Distribution Warrants”; together with the holders of Class A Shares and Class B Shares, the “FSD Pharma Securityholders”).

Item 5.1: Full Description of Material Change

On the Effective Date, FSD and Celly Nu completed the previously announced spin-out transaction carried out by way of Arrangement in accordance with the terms of the arrangement agreement dated October 4, 2023 (the “Arrangement Agreement”).

The record date of the Arrangement was set as November 28, 2023. On the Effective Date, pursuant to the Arrangement, FSD Pharma Securityholders received one (1) Celly Nu Share for each Class A Share, Class B Share, and/or FSD Pharma Distribution Warrant held. All Celly Nu Shares distributed to FSD Pharma Securityholders pursuant to the Arrangement are subject to restrictions on resale, and may not be transferred until May 31, 2024, provided that, Celly Nu may, in its sole discretion, waive such restrictions, in whole or in part.

FSD Pharma Securityholders also received new Class A Shares, new Class B Shares, and new FSD Pharma Distribution Warrants in exchange for their Class A Shares, Class B Shares, and FSD Pharma Distribution Warrants (the "Share Exchange"). Pursuant to the Share Exchange and in accordance with the terms of the Arrangement Agreement, 24 Class A Shares were exchanged to 24 new Class B Shares. Following the closing of the Arrangement, FSD has 48 new Class A Shares, 39,376,723 new Class B Shares, and 6,335,758 new FSD Pharma Distribution Warrants issued and outstanding.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

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Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Zeeshan Saeed

Chief Executive Officer, Executive Co-Chairman

T: (416) 854-8884

E: Zsaeed@fsdpharma.com

Item 9: Date of Report

December 20, 2023

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